ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-156695
Dated November 11, 2009

Media release	UBS AG Media Relations Kelly Smith Tel: +1-212-882-5699 www.ubs.com November 11, 2009

UBS AG Temporarily Suspends Further Sales and Issuances of its Exchange Traded Access Securities (E-TRACS) Long Platinum – Linked to the UBS Bloomberg CMCI Platinum Total Return due May 14, 2018

New York, November 11, 2009 – UBS AG announced today that it has temporarily suspended any further sales from inventory and any further issuances of its (E-TRACS) Long Platinum – Linked to the UBS Bloomberg CMCI Platinum Total Return due May 14, 2018 (the “Securities”). The Securities trade on the NYSE Arca Stock Exchange under the ticker symbol “PTM”. This suspension may cause fluctuations in the trading value of the Securities. Daily redemptions at the option of the holders of the Securities will not be affected by this suspension. UBS Investment Bank’s lending activities from inventory with respect to the Securities will also not be affected by this suspension.

As disclosed in the prospectus supplement relating to the Securities under the heading “Risk Factors — The market value of the Securities may be influenced by many unpredictable factors including volatile commodities prices”, the market value of the Securities may be influenced by, among other things, the levels of supply and demand for the Securities. It is possible that the suspension, as described above, may influence the market value of the Securities. UBS believes that the limitations on issuance and sale implemented may cause an imbalance of supply and demand in the secondary market for the Securities, which may cause the Securities to trade at a premium or discount in relation to their indicative value. Therefore, any purchase of the Securities in the secondary market may be at a purchase price significantly different from their indicative value. The suspension described above will not affect or reduce any further sales from inventory or further issuances of UBS’s ten existing other E-TRACS exchange traded notes.

The prospectus supplement relating to the Securities can be found on EDGAR, the SEC website at: www.sec.gov, as well as on the product website at www.ubs.com/e-tracs.

The contents of any website referred to in this free writing prospectus are not part of, or incorporated by reference in, this free writing prospectus. UBS has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement for the offering of the Securities) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read these documents and any other documents that UBS has filed with the SEC for more complete information about UBS and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and the applicable prospectus supplement by calling toll-free (+1-877-387-2275).

About UBS

Headquartered in Zurich and Basel, Switzerland, UBS is a global firm providing financial services to private, corporate and institutional clients. Its strategy is to focus on international wealth management and the Swiss banking business alongside its global expertise in investment banking and asset management. In Switzerland, UBS is the leading bank for individual and corporate clients.

UBS is present in all major financial centers worldwide. It has offices in over 50 countries, with about 36% of its employees working in the Americas, 36% in Switzerland, 15% in the rest of Europe and 13% in Asia Pacific. UBS employs more than 65,000 people around the world. Its shares are listed on the SIX Swiss Exchange, the New York Stock Exchange (NYSE) and the Tokyo Stock Exchange (TSE).

Inquiries:      Kelly Smith of UBS at +1-212-882-5699 or kelly.smith@ubs.com

###